UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D-A


                 Under the Securities Exchange Act of 1934


                          The Quizno's Corporation
                              (Name of Issuer)

Senior Subordinated Convertible Promissory Note convertible into Common Stock, par value $0.001 per share, with Warrants issuable pursuant to the Senior Subordinated Convertible Promissory Note, exercisable for Common Stock, par value $0.001 per share; Warrant exercisable for Common Stock, par value $0.001 per share; Class B Cumulative Preferred Stock, par value $0.001 per share
                        (Title  of  Class  of  Securities)


                                  749058  10  3
                                 (CUSIP  Number)


J. Eric Lawrence, Executive Vice President, Retail & Restaurant Growth Management, Inc., 10000 N. Central Expressway, Suite 1060, Dallas, Texas 75231 (214) 750-0065

  (Name,  Address  and  Telephone  Number  of  Person Authorized to Receive
                         Notices  and  Communications)


                              November  11,  1997
     (Date  of  Event  which  Requires  Filing  of  this  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                             CUSIP NO. 749058 10 3
                                       ------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Retail & Restaurant Growth Capital, L.P. 75-2623606
      -----------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  :
                                                           (b)  :
      ------------------------------------------------------------

3     SEC USE ONLY
      ------------------------------------------------------------

4     SOURCE OF FUNDS*  WC
      ------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      ------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
      ------------------------------------------------------------

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


      7  SOLE VOTING POWER
         415,056 Common Shares (maximum upon conversion of Promissory Note and exercise of Warrants)
         100,000  Class B Cumulative Preferred Shares
      -------------------------------------------------------------

      8  SHARED VOTING POWER
         N/A
      -------------------------------------------------------------

      9  SOLE DISPOSITIVE POWER
         415,056 Common Shares (maximum upon conversion of Promissory Note and exercise of Warrants)
         100,000  Class B Cumulative Preferred Shares
      --------------------------------------------------------------

      10 SHARED DISPOSITIVE POWER
         N/A
      --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      415,056 Common Shares (maximum upon conversion of Promissory Note and exercise of Warrants)
      100,000  Class B Cumulative Preferred Shares
      --------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*
      --------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.0%   Common Stock
      100.0%  Class B Cumulative Preferred Stock
      --------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      IV (Small Business Investment Company exempt from Investment Company Act OF 1940)
      --------------------------------------------------------------

                            SCHEDULE 13D STATEMENT
                            ----------------------

ITEM 1(A).     TITLE OF CLASS OF EQUITY SECURITIES:
               ------------------------------------

Senior Subordinated Convertible Promissory Note (the "Promissory Note") issued by The Quizno's Corporation, a Colorado corporation, partially convertible to Common Stock, par value $0.001 per share and Warrants (to be issued only upon payment of the Conversion Principle under the Promissory Note) to purchase Common Stock of The Quizno's Corporation, par value $0.001 per share; a Warrant to purchase Common Stock of The Quizno's Corporation, par value $0.001 per share; and Class B Cumulative Preferred Stock of The Quizno's Corporation, par value $0.001 per share.

ITEM 1(B).     NAME AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               ---------------------------------------------------------

The Quizno's Corporation  (the "Issuer")
1099 18th Street, Suite 2850
Denver, CO  80202

ITEM 2(A).     NAME OF PERSON FILING:
               ----------------------

Retail and Restaurant Growth Capital, L.P. ("RRGC"). Set forth below is the name and address of each General Partner of RRGC:

     Retail & Restaurant Growth Partners, L.P.
     10,000 N. Central Expressway
     Suite 1060
     Dallas, Texas  75231

Set forth below is the name and address of each General Partner of Retail & Restaurant Growth Partners, L.P.:

     Retail & Restaurant Growth Management, Inc.
     10,000 N. Central Expressway
     Suite 1060
     Dallas, Texas  75231

Set forth below are the names and addresses of each officer and director and control person of Retail & Restaurant Growth Management, Inc.:

Raymond C. Hemmig
Chief Executive Officer
 and Chairman of the Board
10000 N. Central Expressway, Suite 1060
Dallas, TX  75231

Mark L. Masinter
Vice President and Director
10000 N. Central Expressway, Suite 1060
Dallas, TX  75231

Joseph L. Harberg
Secretary & Director
10000 N. Central Expressway, Suite 1060
Dallas, TX  75231

J. Eric Lawrence
Vice President
10000 N. Central Expressway
Dallas, TX  75231

Marshall B. Payne
Director
Cardinal Investment Company
500 Crescent Court
Suite 250
Dallas, TX  75201

Scott M. Kleberg
Director
Private Equity Partners
301 Commerce Street
Suite 1600
Fort Worth, TX  76102

George Rich
Director
Armata Partners, L.P.
300 E. Lombard
Suite 610
Baltimore, MD  21202


ITEM 2(B).     RESIDENCE OR BUSINESS ADDRESS:
               ------------------------------

     10,000 N. Central Expressway
     Suite 1060
     Dallas, Texas  75231

ITEM 2(C). PRESENT EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF THE COMPANY IN WHICH SUCH EMPLOYMENT IS CONDUCTED.
               -----------------------------------------------------

RRGC is a limited partnership licensed by the U.S. Small Business
Administration as a small business investment company that invests in retail and restaurant companies.

ITEM 2(D). WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING.
               -----------------------------------

     No


ITEM 2(E). WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING AND AS A RESULT WAS OR IS SUBJECT TO AN ENJOINMENT WITH RESPECT TO FEDERAL OR STATE SECURITIES LAWS.
               ---------------------------------------------------------------

     No

ITEM 2(F).     CITIZENSHIP.
               ------------

     United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

Funds raised by RRGC from the sale of general and limited partnership interests in RRGC and debentures guaranteed by the U.S. Small Business Administration. RRGC invested $2,000,000 in the purchase of the above described securities.

ITEM 4.     PURPOSE OF TRANSACTION.
            -----------------------

RRGC entered into the transaction for investment purposes. RRGC does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above. A director nominated by RRGC has been elected to the board of directors and the board of directors has been increased by one member. No other changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board are planned or proposed.

ITEM 5(A).     AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK AND PREFERRED
               STOCK.
               -------------------------------------------------------------

Upon conversion of the Promissory Note and exercise of all Warrants issued pursuant to the terms of the Promissory Note and the additional Warrant and subject to anti-dilution protections in the Note and the Warrants, RRGC will own 415,056 shares of the outstanding Common Stock of the Issuer, which equals 11.0% of the outstanding shares of Common Stock of the Issuer. RRGC owns 100,000 shares of Class B Cumulative Preferred Stock of the Issuer, which equals 100.0% of the outstanding shares of that class of Preferred Stock of the Issuer.

ITEM 5(B).     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
               ---------------------------------------------

     (i)     sole power to vote or to direct the vote:
             415,056 shares of Common Stock, (maximum upon conversion of Promissory Note and exercise of Warrants)

             100,000 shares of Class B Cumulative Preferred Stock

     (ii)    shared power to vote or to direct the vote:
             None

     (iii)   sole power to dispose or to direct the disposition:
             415,056 shares of Common Stock, (maximum upon conversion of Promissory Note and exercise of Warrants)

             100,000 shares of Class B Cumulative Preferred Stock

     (iv)    shared power to dispose or to direct the disposition:
             None

ITEM 5(C).     TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS.
               ---------------------------------------------

On November 11, 1997 RRGC canceled $500,000 of indebtedness owed by Issuer to RRGC pursuant to that Senior Subordinated Promissory Note issued on December 31, 1996 in exchange for 100,000 shares of Series B Cumulative Preferred Stock of the Issuer and a Warrant to purchase 42,209 shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

RRGC has entered into an Investment Agreement with the Issuer, dated December 31, 1996, as amended by a First Amendment to Investment Agreement dated October 8, 1997, pursuant to which the Issuer has agreed to register all of the shares of the Issuer's Common Stock beneficially owned by RRGC, and pursuant to which the Issuer has agreed, at any time six years after the closing of the transaction, to purchase any Warrants or Common Stock acquired upon conversion of the Amended and Restated Promissory Note or exercise of the Warrants if there was an event of default while the Amended and Restated Promissory Note was outstanding or if there has been no secondary public offering of the Issuer's Common Stock which results in net proceeds to the Issuer of at least $15,000,000. RRGC has also entered into a Stockholders' Agreement dated as of December 31, 1996 with the Issuer and Richard E. Schaden and Richard F. Schaden as co-trustees pursuant to a Voting Trust dated as of July 14, 1994 (the "Voting Trust") and Richard E. Schaden and Richard F. Schaden individually (collectively, the "Schadens") which grants RRGC tag-along rights when the Voting Trust or the Schadens sell any of the Issuer's securities, grants RRGC preemptive rights to acquire its pro rata share of all capital stock of the Issuer issued after the transaction date, and whereby RRGC, the Voting Trust and the Schadens agree to vote for one director nominated by RRGC.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------
Amended and Restated Senior Subordinated Promissory Note dated December 31, 1996 issued by Issuer to RRGC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    RETAIL & RESTAURANT GROWTH CAPITAL, L.P.,
                                     a Delaware limited partnership

                                    By:  Retail & Restaurant Growth Partners,
                                         L.P., a Texas limited
                                         partnership, its general partner

                                    By:  Retail & Restaurant Growth Management,
                                         Inc., a Texas corporation, its
                                         general partner


December 3, 1997                    By:  /s/ J. Eric Lawrence
                                         J. ERIC LAWRENCE

                                    Its:  Vice President

     EXHIBIT INDEX

Exhibit No.          Description                              Page
----------           -----------                              ----
99(c)               Amended and Restated Senior Subordinated
                    Promissory Note